Upstream Worldwide, Inc.

200 E. Broward Blvd., Suite 1200

Ft. Lauderdale, FL 33301

March 5, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Spirgel:

Please find our response to the comment received from you in your letter dated February 21, 2012 related to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Upstream Worldwide, Inc. (the “Company”) filed on February 8, 2012. The Company filed Amendment No. 1 to the Proxy Statement on March 2, 2012 (the “Amendment”).

General

Comment 1: We note your disclosure on page 14 of the preliminary proxy statement discussing the substantial interest the investors in the “Series A offering” have in the approval of the Company’s reverse stock split proposal. In addition, we note your disclosure in a Form 8-K filed on January 31, 2012 announcing the sale by the company on January 27, 2012 of $ 5.7 million of Series A Preferred Stock at $1.00 per share to 25 accredited investors. We note that each share of Series A Preferred automatically converts into five shares of your common stock upon the company effecting a reverse stock split. Further, we note the five-to-one ratio is after giving the effect to the reverse split.

Please revise your preliminary proxy statement to discuss the purpose and effect of the Series A offering. Specifically, discuss the effect stockholder approval of the reverse stock split, thereby triggering the five-to-one conversion ratio on the Series A Preferred Stock, will have on your current stockholders’ ownership stake in the company.

Response 1: The Company has responded to the Staff’s comment above regarding the effect shareholder approval of the reverse stock split and the substantial dilution that current shareholders will incur as a result of the issuance of the Series A on pages 8, 9, 12, 13 and 15 of the Amendment. The Company has also included disclosure regarding the potential future issuance of shares as a result of the acquisition of ecoSquid Acquisition, Inc. on pages 9, 12, 13 and 15 of the Amendment.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael Harris at 561-689-4441.

Sincerely yours,

/s/ Daniel Brauser

Daniel Brauser
Chief Financial Officer